BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

May 11, 2016

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-206730) filed on April 1, 2016 (the “Registration Statement”), we submit this letter in response to your comments. Concurrently with the filing of this letter, the Company is filing its Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (“Amendment 2”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.        On page 15 of the Registration Statement, please correct footnote (1) to refer to both the Class A and Class T shares, as applicable.

Response: On the table included in Amendment 2, footnotes (1) and (2) have been corrected to refer to the Class A shares and the Class T shares, as applicable.

2.        In the table included in the “Fees and Expenses” section of the Registration Statement, please support the estimate that the Company expects to raise $50 million in gross offering proceeds in the next twelve months.

Response: The Company confirms that it continues to believe that its estimate of gross offering proceeds for 2016 is reasonable based on the current information. The Company works with Triton Pacific Securities, LLC, its dealer manager (the “Dealer Manager”) in forecasting its capital raise on an ongoing basis. The Company has made an estimate of its capital raise activity for the 12-month period ending December 31, 2016 based on such forecasting and a variety of other factors, including variables such as the present and projected size of the broker-dealer syndicate for the current offering of common stock, and the relative positioning of the Company’s offering in the equity capital markets for non-traded public offerings such as unlisted business development companies and REITs, as well as feedback from wholesalers of the Dealer Manager.

Christina DiAngelo Fettig

May 11, 2016

The Company and its Dealer Manager implemented significant changes to its sales efforts in the third quarter of 2015, including hiring a new president of the Dealer Manager and increasing the number of wholesalers by more than 60%. Further, by year end, the Dealer Manager has entered into participating dealer agreements with 33 firms who collectively employ approximately 1,450 registered representatives. In the quarter ended March 31, 2016, the Dealer Manager entered into participating dealer agreements with an additional seven firms who collectively employ approximately 850 registered representatives. In aggregate, the Dealer Manager has increased the number of participating broker dealers by approximately 58% since January 1, 2016. As a result of these changes, the Company and its Dealer Manager have seen an increase in its monthly gross sales numbers increase ten-fold in the quarter ended March 31, 2016 as compared to the quarter ended March 31, 2015. This upward trend is expected to continue and improve throughout the 2016 calendar year.

Following the effectiveness of its registration statement, and for the remainder of 2016, the Company expects its capital raising to increase at a greater rate as compared to the year to date capital raise. As the Dealer Manager’s wholesaling team continues to expand the number of selling broker-dealers in its selling syndicate, it expects there will be an accelerating uptick in production. This anticipated increase in capital raising is also based, in part, on the expected entry of the Dealer Manager into additional selling agreements with selected broker-dealers, including broker-dealers with significant selling platforms and forecasted sales. In addition, the Company understands that certain of the already contracted broker-dealers expect sales of the Company’s common stock to increase following the effectiveness of the Registration Statement and their receipt of the new prospectus contained therein. This increase in the Company’s broker dealer network and larger sales team is expected to result in a corresponding increase in sales.

Based on all of these factors, the Company believes that its estimate of $50 million in gross sales in 2016 is reasonable. Notwithstanding the foregoing, the Company will continue to monitor its assumptions regarding its capital raising for 2016. If those assumptions change in any material and relevant respect, the Company will supplement the prospectus to reflect those changes in the “Fees and Expenses” table.

3.         In accordance with General Instruction 3 of Form N-2, please ensure that all percentages are rounded to the nearest hundredth of one percent.

Response: In Amendment 2, the Company has rounded all percentages to the nearest hundredth of one percent.

4.        In the table included in the “Fees and Expenses” section of the Registration Statement, please include a footnote to indicate, if accurate, that fees and expenses associated with the Company’s distribution reinvestment plan are included in “Other Expenses.”

Response: Amendment 2 contains footnotes to both “Distribution Reinvestment Plan Fees” and “Other Expenses” so indicating.

5.        In the table included in the “Fees and Expenses” section of the Registration Statement, please explain why incentive fees are listed at 0%.

Response: Since the Company achieved its minimum offering and commenced its investment operations in the third quarter of 2014, the incentive fees earned by the Company on its realized gains have totalled less than $2,000 in the aggregate. The Company will, at some point, be required to pay maningful incentive fees to Triton Pacific Adviser, LLC, the Company’s registered investment adviser (the “Adviser”), in connection with its private equity investments. However, the Company does not anticipate any meaningful gains in its core private equity portfolio over the next twelve months and, accordingly, does not anticipate incurring any expenses for incentive fees (beyond deminimis amounts) during this period.

Christina DiAngelo Fettig

May 11, 2016

6.        In the table included in the “Fees and Expenses” section of the Registration Statement, please correct the reference in footnote 7 to the twelve months following the commencement of the offering.

Response: Footnote 7 to the Fees and Expenses table included in Amendment 2 has been modified accordingly.

7.        In the Selected Financial Data tables included in the Registration Statement, footnote 2 references per share data while the reference in the table reflects cumulative distributions declared. Please reconcile. In addition, certain of the entries included in the Selected Financial Data table included in the Registration Statement are not consistent with the audited financial information included in the Registration Statement. Please reconcile.

Response: Footnote 2 to the Selected Financial Data table included in Amendment 2 has been modified accordingly and to reconcile the entries with the entries included with the audited financial statements.

8.        Please correct the introductory paragraph to the Portfolio Companies table included on page 93 of the Registration Statement to reflect the fact that certain of the company’s investments are not in eligible portfolio companies.

Response: The introductory paragraph to the Portfolio Companies table included in Amendment 2 has been modified accordingly.

9.        On the Portfolio Companies table included on page 93 of the Registration Statement, the reference to the Convertible Notes issued by Javlin should reference footnote (a).

Response: The table included in Amendment 2 has been modified accordingly.

10.         On the Portfolio Companies table included on page 93 of the Registration Statement, please confirm that the Company’s total assets representing qualifying assets as of December 31, 2015 was in fact 90.15%.

Response: The correct number should have been 81.45%. The footnote to the table included in Amendment 2 has been modified accordingly.

11.        On the Schedule of Investments included on page F-7 of the Registration Statement, the entry for Curo Health Service Holding Inc., the total interest rate does not equal the sum of the floor plus the spread. Please advise.

Christina DiAngelo Fettig

May 11, 2016

Response: The Company will include this disclosure in all future filings, as applicable. In addition, the correct total interest rate for Curo Heath is correct at 6.5% The Company has corrected the spread in the table for this filing and in its future filings.

12.        In Note 1 to the Company’s financial statements included on page F-9 of the Registration Statement, please disclose, if applicable, whether any taxes were accrued or paid for any of the Company’s wholly-owned subsidiaries during the last fiscal year.

Response: The Company’s wholly-owned subsidiary did not accrue or pay any taxes in its last fiscal year. The Company will include such disclosure in its future filings.

13.         In Note 2 to the Company’s financial statements included on page F-9 of the Registration Statement under the heading “Basis of Presentation,” please state in future filings that the Company’s following the accounting for investment companies under ASC Topic 946.

Response: The Company will include this disclosure in in its future filings.

14.        Please include disclosure in the registration statement and in future filings that the Company amortizes its offering costs over twelve months.

Response: Amendment 2 includes disclosure regarding the amortization of offering costs over twelve months. In addition, the Company will include similar disclosure in its future filings, as applicable.

15.        The current year balance sheet discloses the prior year shares as 141,933.2 while the prior year balance sheet discloses 141,993.2 as shares outstanding.  Please explain the discrepancy and confirm that the shares outstanding at 12/31/15 as reflected in the current balance sheet are in fact correct?

Response: The Company’s balance sheet included in its Registration Statement contained an error regarding the number of shares outstanding as of December 31, 2014, however the shares outstanding as of December 31, 2015 as stated in the balance sheet are in fact correct.

16.        In the table included on page F-17 of the Registration Statement disclosing the components of accumulated earnings on a tax basis, please ensure that the table includes the disclosure required by footnote 8 of Item 12-12 of Regulation S-X.

Response: The Company will include this additional disclosure in all future filings.

17.        The narrative description of the Company’s aggregate net unrealized appreciation (depreciation) on investments on a tax basis should correspond with the numbers included in the table above.

Response: The Company will correct this disclosure in its future filings.

18.        In Note 7 to the financial statements, please include the disclosure requirements of FASB ASC 820-10-50-2 which provides as follows: For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in significantly higher or lower fair value measurements.

Christina DiAngelo Fettig

May 11, 2016

Response: The Company will include this disclosure in its future filings.

19.        On page F-21 of the Registration Statement, please confirm that the Company’s ratio of expenses reimbursed by Sponsor to average net assets was in fact 13.4% as of December 31, 2015.

Response: The correct ratio was 12.7% of expenses over average net assets were reimbursed by the Sponsor. The Company will correct this disclosure in its future filings.

20.        Please confirm the Company does not have any unfunded commitments to disclose.

Response: The Company confirms that it does not have any unfunded commitments.

21.        Please discuss how the Company’s modification of its accounting treatment of organization and initial offering costs aligns with Financial Accounting Standards Board Accounting Standards Codification Topic 250 (“ASC 250”), “Accounting Changes and Error Corrections” and related guidance.

Response: As discussed in prior correspondence with the Staff, the Company indicated that it is required to account for its offering costs in accordance with the accounting guidance contained in ASC 946-25 paragraph 6 and Chapter 8, paragraph 5 of Investment Companies—Audit and Accounting Guide of the American Institute of Certified Public Accountants. Based on this authority, offering costs should be amortized over twelve months on a straight-line basis and reflected as a periodic expense on the Company’s income statement. The Company previously indicated that, going forward, the Company will to account for its offering costs in this matter in all future filings.

In connection with the Company’s decision to prospectively change its method of accounting for offering costs to be in alignment with ASC Topic 946 25-6, the Company considered the following primary factors in its analysis under ASC Topic 250 for reporting accounting changes and error corrections:

The Company’s offering costs are primarily being paid by its Adviser pursuant to the terms of the expense reimbursement agreement between the Company and its Adviser. As a result, offering costs are not currently being reflected as an expense until repayment pursuant to the expense reimbursement agreement. While previous filings disclosed that the Company would charge offering costs to capital, the Company has updated its disclosure language to indicate that, prospectively, offering costs will be amortized over twelve months and expensed appropriately when repaid to the Adviser or not initially reimbursed by the Adviser. As is indicated in response to Comment 14 of this letter, language to this effect is included in Amendment 2. Prior to this point, an immaterial amount of costs were charged to capital by the Company, rather than being amortized and expensed periodically.

The costs previously unreimbursed in December 2014 and January 2015 would be fully amortized by the end of 2015 and represent a de minimus amount of net assets in the Company – about 10 basis points (0.1%). The Company deems this amount immaterial and determined that the methodology change will be applied prospectively.

Christina DiAngelo Fettig

May 11, 2016

The Company also considered the weight this change would have on a shareholder’s (or potential shareholder’s) decisions regarding the investment. The Company believes that the method of expensing offering costs is of minimal importance when compared to the total costs incurred, or that potentially could be incurred, should repayment be made to the Adviser pursuant to the expense reimbursement agreement. The Company also notes that notwithstanding the prospective change in accounting for offering costs, the Company has consistently been transparent in disclosing the full amounts of offering costs incurred and reimbursed.

22.        In the disclosure regarding investments in and advances to affiliates, please ensure that the Company includes the disclosure required by column (D) of Rule 12-14 of Regulation S-X.

Response: The Company will include this disclosure in all future filings.

23.        Please explain the nature of the affiliation between the Company and each of ACON IWP Investors I, LLC (“IWP”) and Javlin Capital, LLC (“Javlin”).

Response: Footnote (a) to the Portfolio Companies table appearing on page 91 of Amendment 2 contains additional disclosure stating that affiliated funds that are managed by an affiliate of [the Adviser] also hold investments in these securities.”

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION

6701 Center Drive West, 14th Floor

Los Angeles CA 90045

May 11, 2016

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig.

Reference is made to the letter dated May 11, 2016 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-206730).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen

Craig Faggen,  President,

Triton Pacific Investment Corporation, Inc.